

Mail Stop 4561

November 5, 2008

Karen E. Campo, President
Solarte Hotel Corporation
3rd Street, Isla Colon
Bocas del Toro, Panama

> **Re:** **Solarte Hotel Corporation**
> **Amendment No. 3 to Form F-1**
> **Filed October 20, 2008**
> **File No. 333-152294**

Dear Ms. Campo:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note your response to comment 1 of our letter dated October 14, 2008. We partially reissue the comment as we continue to note that the footnote in your calculation of fee table has the offering of the company priced at $0.10 per share.

<u>Plan of Operations, page 6</u>

2. We note your response to comment 4 and the disclosure on page 6 appears to imply that you are not obligated to purchase the specific property and that there is a possibility that such purchase may not take place. Assuming the loan by your control person is readily available, it is not clear why your disclosure indicates uncertainty about the property acquisition.   Please revise to clarify.

3. We note your response to comment 5 and the additional disclosure on page 6 that if you do not purchase the specific property disclosed in this section, you would amend the registration statement and may be required to conduct a recession offering. Please provide us with an analysis of your obligations to shareholders if you do not acquire the specific property.

* * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Wilson Lee at (202) 551-3468 or Cicely LaMothe, Accounting Branch Chief, at (202) 551-3413 if you have questions regarding comments on the financial statements and related matters. Please contact Duc Dang at (202) 551-3386 or me at (202) 551-3233 with any other questions.

Sincerely,

Thomas Kluck
Branch Chief

cc: Hand & Hand
        (via facsimile)